UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375206
(CUSIP Number)

Bryant R. Riley
B. Riley Financial, Inc.
21255 Burbank Boulevard, Suite 400
Woodland Hills, CA 91367
(818) 884-3737

with a copy to:

 Sara L. Terheggen
The NBD Group, Inc.
350 N. Glendale Avenue, Ste B522
Glendale, CA 91206
(310) 890-0110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
NHC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER
6,159,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percentage calculated based on 13,476,519 shares of common stock, par value $0.02 per share, outstanding as of April 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities and Exchange Commission on May 14, 2020.

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,159,550

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percentage calculated based on 13,476,519 shares of common stock, par value $0.02 per share, outstanding as of April 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities and Exchange Commission on May 14, 2020.

This Amendment No. 3 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 26, 2018 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC on February 20, 2019 and Amendment No. 2 to the Original 13D filed with the SEC on May 1, 2020 (collectively with the Original 13D, the “Schedule 13D”), relating to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 2.    Identity and Background

The last three paragraphs of Item 2 of the Schedule 13D are hereby amended and restated as follows:

Attached hereto is an updated Schedule A (“Schedule A”) setting forth the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF.

To the best of the Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add a new paragraph at the end as follows:

On July 24, 2020, BRF (one of the Reporting Persons) sent a revised non-binding proposal to the Special Committee of the Board of Directors of the Issuer to acquire the outstanding shares of Common Stock not held by BRF or its affiliates at a price per share of $2.75. A copy of BRF’s letter to the Special Committee of the Board of Directors of the Issuer is attached hereto as Exhibit 1.

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,159,550 shares of Common Stock, which represents approximately 45.7% of the Issuer’s outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 13,476,519 shares of common stock, par value $0.02 per share, outstanding as of April 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by National Holdings Corporation with the Securities and Exchange Commission on May 14, 2020.

Item 7.    Material to Be Filed as Exhibits

The following document is filed as an exhibit:

Exhibit Number	Description

1	Letter to the Issuer’s Special Committee of the Board of Directors, dated July 24, 2020

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NHC HOLDINGS, LLC

By:	/s/ Phillip J. Ahn
Name:	Phillip J. Ahn
Title:	Authorized Signatory

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

Date: July 27, 2020

SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer	Co-Chief Executive Officer of B. Riley Financial, Inc. and NHC Holdings, LLC	11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and NHC Holdings, LLC.	11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025	United States

Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd, Suite 400 Woodland Hills, CA 91367	United States

Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Randall Paulson, Director	Board Director, Testek Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Michael J. Sheldon, Director	Previously CEO of Deutsch North America, a creative agency	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Mimi Walters, Director	Previously U.S. Representative for California’s 45th Congressional District	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Kenny Young, President	President of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc. and NHC Holdings, LLC	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States

Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367	United States